

June 25, 2015

Christopher D. Brady
c/o The Chart Group, L.P.
555 5th Avenue, 19th Floor
New York, New York 10017

> **Re: Tempus Applied Solutions Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed June 11, 2015**
> **File No. 333-201424**

Dear Mr. Brady:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 5, 2015 letter.

General

1. We note that you expanded the fee table to include a number of classes of securities that relate to the Financing. Please tell us why you believe it is appropriate to include these securities as part of the registered offering. It appears that the investment decision related to the offer and sale of these securities may have been completed prior to the inclusion of those securities as part of this registration statement.

2. Please also tell us why you believe it is appropriate to register the offer and sale of these securities on a registration statement on Form S-4. Refer to General Instruction A.1 of Form S-4.

Summary Term Sheet, page 1

3. Please refer to the first bullet point on page 3. We note the disclosure that if any of Chart's stockholders exercise their redemption rights, the ownership interest in Tempus

Holdings of Chart's public stockholders will decrease. Please disclose if it is possible that this may result in Chart's public stockholders having no ownership interest in Tempus Holdings, if all redemption rights can be exercised. Please make similar revisions throughout for clarity.

Unaudited Pro Forma Condensed Combined Financial Information, page 31

Notes to Unaudited Pro Forma Condensed Combined Financial Information as of and for the period ended December 31, 2014, page 37

4. Please revise adjustment (C) to include the pro forma amount of shares issued in the financing given that the pro forma financial statements should assume relevant transactions take place as of the beginning of the period. Your revised disclosure should be presented in a level of detail that will enable readers to recalculate the amount of shares issued in each relevant transaction (consideration to sellers and financing transactions) similar to your adjustment (O) on page 36.

Comparative Per Share Data, page 38

5. Please revise the amount of units/shares outstanding for Chart at March 31, 2015 and December 31, 2014 to 5,226,924 and 8,785,309, respectively. In this regard, we note the amounts disclosed do not include your redeemable shares as indicated by footnote (b).

Exhibit 5.1

6. We note you have included additional securities in the fee table. Please revise your opinion to cover all of the securities that you are now registering.

Exhibit 99.1

7. We note your response to our prior comment 11, but do not see a revised proxy card and re-issue the comment. Please mark your proxy card as "preliminary." Refer to Exchange Act Rule 14a-6(e)(1).

You may contact Heather Clark at 202-551-3624, or Melissa Raminpour, Accounting Branch Chief, at 202-551-3379, if you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or me at 202-551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief